MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2005

DATE OF REPORT:	August 5, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	August 5, 2005
DIRECTOR	FULL NAME	DATE SIGNED

“Peter Tapper”	Peter Tapper	August 5, 2005
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is August 5, 2005, for the quarter ended June 30, 2005.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in New Zealand and Papua New Guinea. This activity comprises:
-	geological and geophysical studies, both desk top and field based, with the objective of defining targets which can be risk-justified for drilling
-	drilling and evaluation of exploration wells
-	development of and production from any commercially viable discoveries.

The permits and licenses held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a large proportion of such exploration wells that are drilled will be unsuccessful. When licenses or permits are relinquished capital expenditures that have incurred in respect to that license or permit are written off. In addition, unsuccessful exploration wells within individual licenses or permits are fully written off at the time they are plugged and abandoned. The write off is made irrespective of whether the license or permit in which they are situated continues to be explored by the Company and does not take into account that unsuccessful wells are likely to have significant information value which enhances the understanding of the geology and hydrocarbon prospectivity of the license or permit area.

The Company typically acts as a member of a joint venture group of participants; where the joint venture holds an exploration permit or license through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction, on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right at the end of a work year, to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture.

The Company held cash and short-term deposits amounting to $8.9 million as at June 30, 2005; and is capable of meeting all its obligatory commitments as at the date of this report.

The Company has incurred a net loss for the quarter ended June 30, 2005 of $1.04 million and a loss for the year to date of $1.56 million. The Company participated in one unsuccessful exploration well, Kakariki-1, in onshore Taranaki, New Zealand during early 2005. The cost of the well has been written off. The corresponding permit PEP 38748 will

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

continue to be explored. The Company relinquished its permit PEP38330 in early July 2005 and the accumulated costs in respect to this permit were written off.

Net cash decreased in the quarter by $1.6 million as the Company progressed various projects and incurred administrative and other expenditure. Cash of $383,000 was provided from Cheal test production in the quarter bringing the total revenue from test production to $746,000 for the year to date.

Cash of $112,500 was received from the exercise of options.

Cheal Field

Following total test production of approximately 30,000 barrels of oil, Cheal-A4 was shut-in in May 2005 and the jet pump equipment was transferred to Cheal–A3X. Sustained average oil production at Cheal-A4 of 300 barrels per day was achieved . Future site reconfiguration may result in improved flow rates. By the end of July 2005, Cheal-A3X had produced approximately 22,000 barrels of oil with negligible associated water at typical rates of 350 barrels per day. As for Cheal-A4, improvement of on-site facilities should enable this well to be produced at higher rates in conjunction with Cheal-A4 and future wells from this site. Cheal oil has a high pour point in the range 37-39o and requires blending in order to flow the oil down pipeline. Current production testing rates are limited to approximately 50% of achievable rates as a result of the restricted availability of third party production to blend with the Cheal oil. Future reconfiguration of onsite equipment is intended to remove this constraint by reducing oil pour point through mixing with condensate and a pour point depressant. It will then be possible to truck all oil produced directly to the export oil tank farm Associated gas is flared during Cheal production-testing operations. Ultimately the gas will be used for on-site electricity generation in long term production. As and when the associated gas reserves justify it a gas pipeline will be built. A gas-engine powered electricity generation system is presently being commissioned and an interconnection agreement to the regional electricity distribution grid system finalised. Commissioning completion is expected to be achieved during Fourth Quarter 2005

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the Shallow Rights of the PEP 38738 permit, which incorporates all the mapped extent of the Cheal field. A Sproule International Ltd report dated April 30, 2005, estimates Proven Developed plus Undeveloped Reserves in Cheal at 1.511 million barrels, and Probable Reserves at 1.425 million barrels

Following completion of production testing of Cheal-A3X it is planned that the Cheal-A site will be upgraded to permanent production status and Cheal-A4 /Cheal-A3X wells will be placed in long term production, supplemented by Cheal-1. Cheal-2 is designated for future use as a water disposal and water injector well. Two more wells, Cheal-A5 and Cheal-A6, are planned to be drilled from this site in early 2006. It is expected that the Cheal-B site will be prepared at a location some 1,000m (~3,500 feet) north of the Cheal-A site. Cheal-B site is intended as a location from which to drill wells to develop the northern area of the field. A 3D seismic survey is planned for early 2006, covering the extent of both Cheal and Cardiff structures.

Cardiff Project

The Cardiff 2-A deep gas well is within the same PEP 38738 permit as the Cheal field. Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

successfully logged and cased in March 2005. The intention of the joint venture is to production-test the three main reservoir intervals within the Kapuni Formation. The three primary test zones are all established producer sandstone in offsetting wells and fields. The lowest test zone was successfully hydraulically fractured in mid May 2005. During the latter part of the operation fracturing sand backed up inside the production tubing for approximately 300 metres (1,000 feet). This sand has not yet been removed, and hence flow testing of this bottom test zone has not been possible, due to the unavailability of the equipment that is required to remove the sand inside the production tubing. The second test zone was successfully hydraulically fractured in late May 2005 and the third test zone in mid-June 2005. These two upper test zones are progressively clearing themselves of fluids. During the ongoing lifting of the several thousand barrels of frac water, gas rates are exceeding one million cubic feet per day together with associated oil and condensate at rates of around 35 barrels per day. The oil/condensate is being diverted to storage tank for on-sale, while the gas is being flared.

Stabilized flow results from all test zones have yet to be obtained, and no reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic 'resource in place in reservoir' associated with the Cardiff structure within PEP 38738 as having 50% ( 10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves, which by definition are those quantities deemed economically recoverable to surface, which have yet to be determined. The resource estimates are made at equivalent surface temperature and pressure.

Given reasonable commercial success in any or all of these zones, a 3D seismic survey is planned to be acquired in late 2005/early 2006 covering the mapped extent of both the Cardiff and Cheal fields. This will be used to select further drilling targets on both fields. The Cardiff-2 site is designed to allow a further two wells to be deviated to suitable targets from the location; and it may form the nucleus of field processing facilities and a pipeline link to regional gas distribution infrastructure. High capacity gas pipelines lie within 8 km (5 miles) of the site. The Company holds a 25% share of the Deep Rights in PEP 38738, which includes the mapped extent of the Cardiff field.

An application was made by the PEP 38738 participants in February 2005, for long term production rights covering the mapped extent of the Cardiff and Cheal fields. This application is being held under consideration by the regulatory agency, pending determination of flow potential of Cardiff-2A.

Exploration Projects

The Company continues with its exploration activities within other permits.

Supplejack-1 (PEP 38741), an exploration well with a target depth of 2,600m (8,500 feet, spudded late July targeting the Urenui and Moki levels. By end July it was drilling ahead below 700m (2,300 feet).

Oru-1 (PEP 38716) is scheduled for drilling in Fourth Quarter 2005. In the event of success at Oru-1, the drilling of the adjacent Pukengahu Prospect will be considered immediately following Oru-1

Seismic programmes to identify further drilling targets were completed during Second –

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

Third Quarter 2005 for PEP 38492 onshore-offshore Taranaki and PEP 38256 onshore. Canterbury Basin.

Commitment has been made by the PEP 38746 joint venture (in which the Company is a 50% party) to drill a well on the Heaphy Prospect. This is of similar type to Supplejack, and is scheduled for early 2006.

Interpretation of seismic over PEP 38330, onshore East Coast basin, showed that the target prospect posed a high probability of a gas discovery, which would be difficult to develop within that area and provide a likely limited return. The joint venture parties sought a deferral of the drilling commitment from the regulatory body in order to provide time to seek additional parties to contribute to the cost of the drilling program. As grant of a deferral was not forthcoming the permit was relinquished.

An exploration drilling operation in Papua New Guinea (PPL235) was announced in February 2005. An unlisted British public company, Rift Oil plc, has committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for the fourth quarter 2005. The joint venture has acquired a heli-portable drilling rig which will be commissioned in the United States and mobilised to Papua New Guinea. One of the Company’s officers resigned on 29 January 2005 to join Rift as its CEO, although continues to consult for the Company.

Forward expenditures for the year 2005 are likely to be dominated by Cheal and Cardiff appraisal activities and the drilling of Douglas-1. Cheal and Cardiff projected expenditure is dependent on the outcome of current test production operations. The pace and scale of expenditure will be linked to the degree of ongoing success in establishing sustainable and economically viable flow rates and reserves.

The Company and its joint venture partners have no current plans to drill a Kahili-2 well. On the basis of its present equity of 45%, the expected cost to the Company if it was to drill and complete a Kahili-2 well would be $2 million.

Funding

The Company may seek to raise money through issuance of stock during 2005. A resolution was approved at the Company’s Annual General Meeting held in June 2005 to allow the Board of Directors to make a placement of up to 7 million stock units within regulatory guidelines at their discretion. No firm plans are in place currently to make this placement.

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing exploration portfolio management.

Cheal oil is presently sold under a short term contract at a discount to Tapis (an Indonesian light sweet marker crude approximately equivalent in value to WTI). Revenue of $746,000 from test production has been received for the year to date with a total of $877,000 since Cheal test production commenced in 2004. Following the scheduled Cheal-A site development, improvements in net sales revenue per barrel are anticipated. There will also be minor gas revenues from the generation and sale of electricity that is surplus to on-site requirements. It is anticipated that the first test production revenue from Cardiff will be

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

received in August and may gradually increase as the test program progresses.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. Present high oil prices benefit the Cheal revenues. The Company’s exploration costs are made principally in both NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but appears to have peaked and may now be set to revert to a lower relative value. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company splits its cash reserves between these two currencies so as to provide natural hedges against the effect of fluctuations on cost of operations. Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, exploration services have increased significantly in cost and are in greater demand than previously.

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2004	2003	2002
	US$	US$	US$
	(audited)	(audited)	(audited)

Oil and gas revenue	212,458	172,715	1,845,925
Gain on sale of petroleum and	-	3,896,306	53,457
natural gas interests

Net earnings	(5,718,533)	47,616	(2,826,770)
Per share (basic)	(0.42)	0.01	(0.41)
Per share (diluted)	(0.42)	0.01	(0.41)

Total assets	17,883,148	12,125,667	9,761,945

Oil and gas properties expenditures	2,395,754	2,147,426	2,313,445

Total liabilities	1,882,960	2,556,371	383,577

Shareholders' equity	16,000,188	9,569,296	9,378,368

Results of Operations

Update for the Quarter Ended June 30, 2005

The Company’s share of test oil production was 9,036 barrels from Cheal-A3X and Cheal-A4 (permit PEP 38738 shallow) which generated $382,949 for the quarter ended June 30 2005.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

This revenue was offset against carrying costs of the pre-production property as required by Canadian GAAP. There was no other significant revenue or production costs.

General and administrative expenses increased to $862,023 for the quarter ended June 30, 2005 compared to the quarter ended June 30, 2004 of $439,565. The increase of $422,458 was primarily attributable to:

-	increased audit fee expenses (+32%) arising from the finalisation of the 2004 audit and increased projected 2005 fees arising from additional work required in respect to regulatory filings

-	increased wages and benefits (+13%) as a result of resourcing levels required to implement the Company strategy

-	increased travel (+11%) primarily as a consequence of the Annual General Meeting held in Vancouver in June 2005

-	increased consulting fees (+11%) primarily arising from the commissioning of independent reserves and resource reports.

For the quarter ended June 30, 2005, the Company had a net loss of $1,038,862 compared to a net loss of $416,186 for the quarter ended June 30, 2004. The increased loss of $622,676 was primarily attributable to:

- write-offs of Oil and Gas Properties increasing from $49,485 in the June 2004 quarter to $402,566 in the June 2005 quarter – an increase of $353,081. The write-off was primarily attributable to PEP38330 for which $390,926 was written off. Write-offs of Oil and Gas Properties can be irregular and are dependent upon, amongst other things, timing and outcome of seismic and drilling programs and the impact these outcomes have upon the decisions of the joint venture to undertake future license activity or relinquish the license.

- increase in general and administrative expenses of $422,458 as discussed above

- foreign exchange losses decreased from $253,547 in the June 2004 quarter to $43,421 in the June 2005 quarter – a decrease of $210,126 . This was as a result of the changing US:NZ exchange rate and, as the Company does not actively hedge foreign currency exposure, is unpredictable.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

Summary of Quarterly results

	Three month period ended June 30 2005	Three month period ended March 31 2005	Three month period ended Dec 31 2004	Three month period ended Sept 30 2004	Three month period ended June 30 2004	Three month period ended March 31 2004	Three month period ended Dec 31 2003	Three month period ended Sept 30 2003
Net production income	(19,070)	(16,887)	(109,658)	196,667	42,866	-	114,183	(1,515)
Net (loss)/income for the period	(1,038,862)	(522,201)	(4,986,749)	(141,581)	(416,186)	(264,017)	(876,449)	1,947,291
Basic (loss)/earnings per share	(0.06)	(0.03)	(0.37)	0.00	(0.03)	(0.02)	(0.10)	0.25
Diluted (loss)/earnings per share	(0.06)	(0.03)	(0.37)	0.00	(0.03)	(0.02)	(0.10)	0.25

Due to net losses incurred during 2002 and 2004, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company’s management estimates that the total obligations under various agreements are approximately $7.0 million as at June 30, 2005. The total obligations include the outstanding balance of the prepaid gas agreement. This obligation which will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. Further information can be found in Note 13 of the Company’s 2004 annual Financial Statements.

Subsequent to 2004 balance date, the Company entered into a farm out agreement with Rift Oil plc whereby Rift will contribute the first $6 million to the Company’s commitment to drill a well, and pro rata thereafter, in the PPL 235 licence in PNG, in return for a 65% interest in the permit. The Company’s interest in PPL 235 has therefore decreased from 100% to 35%. The Company has made required commitments to continue its participation in three New Zealand exploration permits, and ceased participation in two other New Zealand exploration permits. The Company’s working capital is sufficient to fund all of its current obligations.

The Company had total cash and short-term deposits of $8,935,482 at June 30, 2005. $389,534 of this was the Company’s share of cash held within joint venture bank accounts. Working capital as at June 30, 2005 was $9,201,402.

Net operating activities utilized $453,980 during the quarter ended June 30, 2005. The Company invested $1,302,412, after offsetting $382,949 of test production revenue, in its oil and gas property activities and acquisition of property and equipment in the quarter ended June 30, 2005. The exercise of options raised $112,500 in the quarter ended June 30, 2005. The net effect of these transactions was a decrease in cash of $1,643,892 for the quarter ended June 30, 2005.

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

The Company’s obligations for the remainder of 2005 are summarized in the following table. The obligations include a 52.9% share in Oru-1 and a 30% share in Supplejack-1, totaling $1.4 million to the Company for the two wells on a dry hole basis and a 35% share in Douglas-1 costs in excess of $6 million, amounting to $1.4 million on a dry hole basis or $3.4 million on a tested and completed basis. At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized. The more likely of these are planned 3D seismic survey over Cheal and Cardiff fields, Cheal-5 & Cheal-6 wells, Cheal and Cardiff pipelines, Pukengahu-1 well in PEP 38716

	Obligations by Period
	Total	To 31/12/05	To 31/12/06	To 31/12/07	After 5 years
Long Term Debt	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Leases	10,070	10,070	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long Term Obligations	6,951,989	5,662,420 (1)	0	0	1,289,569 (2)
Total Contractual Obligations	6,962,059	5,672,490	0	0	1,289,569

(1) Other Long Term Obligations that the Company has are in respect to the Company’s share of joint venture approved permit work programs.
(2) Other Long Term Obligations classified as 'After 5 years' is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 13 of the Company’s 2004 annual Financial Statements for further detail)

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

Related Party Transactions

During the six months to June 30, 2005, the Company incurred $119,902 (six months to June 30, 2004 - $109,267) in remuneration to the Chief Executive Officer of the Company and $18,564 (six months to June 30, 2004 – $16,917) in rent to a trust in which the Chief Executive Officer of the Company is a trustee. During the six months to June 30, 2005, $45,549 (six months to June 30, 2004 – $59,752) was paid to the spouse of the Chief Executive Officer in her role as consultant to the Company (2004: Commercial Manager). Directors received a total remuneration of $ 29,570 during the six months to June 30, 2005 (six months to June 30, 2004 - $28,517).

During the six months to June 30, 2005, the Company paid a law firm in which a Director is a partner, $23,734 (six months to June 30, 2004 – $66,349) for legal and directorial services. The Company also paid a company that employs a Director $9,000 during the six months to June 30, 2005 (six months to June 30, 2004 – $9,000) for financial services.

The above-noted transactions were in the normal course of operations.

Proposed Transactions

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

Discussions which may in due course lead to project funding arrangements or farm-outs are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended June 30, 2005.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue
The Company has entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. As at December 31st 2004 all costs associated with the Kahili property were written off while the prepaid liability remains recorded at $1,289,569. The Company has until 2013 to discharge its obligation under the agreement through either gas sales, by cash or issue of equity in one of the company’s subsidiaries.

b) Incentive Stock Options
The Company adopted a Share Option Plan on June 25, 2004, as noted in the Company’s annual financial statements (Note 9(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the quarter ended June 30, 2005 (see Note 7(b)). In the quarter ended June 30 no option grants were made. In July a grant of 100,000 stock options was made at an exercise price of $2.75 within the terms of an employment contract.

In the quarter ended June 30, 2005 90,000 stock options were exercised at an exercise

AUSTRAL PACIFIC ENERGY LTD. BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended June 30, 2005

price of $1.25 for total proceeds of $112,500.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

   Outstanding Share Data (as at June 30, 2005):
Class and Series of Security	Number outstanding	Convertible Securities	Relevant Terms
Common shares	18,656,453
Incentive Stock Options (1) (2)	778,334 (vested)	Various (6 Jul 2005 to 25 June 2009) (vested)	Exercisable for 1 common share each at $1.00 to $1.25 (vested)
Total common shares issuable upon exercise or conversion	778,334

(1) In July 2005 the Company extended the expiry date relating to 600,000 options for two years until July 2007. The options were also re-priced upwards from $1.00 to $1.10 and $1.20 each year over the two year extension period.

(2) 10,000 stock options were exercised in July 2005 for $1.25 each.

“Dr. David Bennett”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.